**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

*Name of Issuer:*

NovaXS Biotech Corp.

*Legal status of Issuer:*

    *Form:*

    Corporation

    *Jurisdiction of Incorporation/Organization:*

    Delaware

    *Date of Organization:*

    January 11, 2021

*Physical Address of Issuer:*

8 Panorama, Trabuco Canyon, CA 92679

*Website of Issuer:*

www.novaxs.co

*Is there a co-issuer? ___ yes _X_ no.*

*Name of Intermediary through which the Offering will be Conducted:*

OpenDeal Portal LLC dba Republic

*CIK Number of Intermediary:*

0001751525

*SEC File Number of Intermediary:*

007-00167

***CRD Number of Intermediary:***

283874

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

***Type of Security Offered:***

Crowd SAFE (Simple Agreement for Future Equity)

***Target Number of Securities to be Offered:***

25,000

***Price (or Method for Determining Price):***

$1.00

***Target Offering Amount:***

$25,000

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$1,235,000

***Deadline to reach the Target Offering Amount:***

February 3, 2023

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

5

|  | Most recent fiscal year-end (2021) | Prior fiscal year-end (2020)* |
|---|---|---|
| **Total Assets** | $297,216 | $0 |
| **Cash & Cash Equivalents** | $297,216 | $0 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $7,872 | $0 |
| **Long-term Debt** | $290,000 | $0 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold**\*\* | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | ($62,494) | $0 |

*The Company was formed on January 11, 2021.
**Cost of Revenue in the Company's financial statements.

***The jurisdictions in which the issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**NovaXS Biotech Corp.**



**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

## THE OFFERING AND THE SECURITIES

**The Offering**

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $100 and the Maximum Individual Subscription Amount is $124,000.  The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion.  In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice.  The Company must raise an amount equal to or greater than the Target Offering Amount by February 3, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary.  **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.  If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**The Deal Page**

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/nova-xs (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

*Not Currently Equity Interests*

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

*Dividends and/or Distributions*

The Securities do not entitle Investors to any dividends.

*Nominee*

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects.  The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which

affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

*Conversion*

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $14,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $14,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the

outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

### Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

### Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

### Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

### Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company.  In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer

the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does have a shareholder or equity holder agreements in place, the 2021 Common Stockholders' Agreement dated June 1, 2021 (the "**Shareholder Agreement**").

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

*Other Material Terms*

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**Cash Commission**

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

**Other Compensation**

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct

our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.***

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may

be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy

requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Technological developments by others may disrupt our business and negatively impact our revenues.***

The medical device industry is subject to rapid technological change and discovery and frequent product introductions. The development of new or improved products, processes or technologies by other companies (such as needle-free injection technology) that provide better features, pricing or clinical outcomes or economic value may render our products or proposed products obsolete or less competitive. If our competitors respond more quickly to new or emerging technologies and changes in customer requirements or we do not introduce new versions or upgrades to our product portfolio in response to those requirements, our products may not be marketable. If competitors develop more effective or affordable products, or achieve earlier patent protection or product commercialization for new products than we do, our operations will likely be adversely affected.

***Proposed changes to the FDA 510(k) clearance pathway and post-market safety monitoring process could adversely affect our ability to offer our new and existing products.***

The United States ("U.S.") Food and Drug Administration (the "FDA") has announced its intention to pursue comprehensive reforms to its current 510(k) clearance pathway, which is used for clearance of low- to moderate-risk devices that are substantially equivalent to a device already on the market, and to its post-market safety monitoring process. The proposals, among other things, could prevent the use of certain older predicate devices as support for 510(k) clearance, provide for a "de novo" classification process to permit an evaluation of novel devices without a predicate device, establish an alternative 510(k) pathway for "well-understood" devices relying on objective safety and performance criteria, and expand post-market safety surveillance measures. These reforms could delay or prevent us from obtaining or maintaining 510(k) clearances or other premarket authorizations for our existing or new devices. Compliance with the new rules could require us to undertake significant additional costs prior to and following commercialization of our products, which may reduce the profitability of those products.

***We are subject to costly and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.***

Our medical devices and technologies, as well as our business activities, are subject to a complex set of regulations and rigorous enforcement, including by the U.S. Department of Justice, FDA, and numerous other federal, state, and non-U.S. governmental authorities. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our products. We cannot guarantee that we will be able to obtain or maintain 510(k) clearance or premarket approval for our new products or enhancements or modifications to existing products, and the failure to maintain approvals or clearances, or obtain approval or clearance could have a material adverse effect on our business, results of operations, financial condition and cash flows. Even if we are able to obtain approval or clearance, it may:

- take a significant amount of time
- require the expenditure of substantial resources
- involve modifications, repairs, or replacements of our products, and
- limit the proposed uses of our products.

Both before and after a product is commercially released, we have ongoing responsibilities under the FDA and other applicable non-U.S. government agency regulations. For instance, all medical devices marketed in the U.S. must be manufactured in accordance with the FDA's quality system regulations. Accordingly, our facility and procedures and those of our suppliers are also subject to periodic inspections by the FDA to determine compliance with applicable regulations. The results of these inspections can include inspectional observations on the FDA's Form 483, warning letters, or other forms of enforcement. Additionally, we are subject to annual registration and listing requirements, and associated user fees. If the FDA were to conclude that we are not in compliance with any applicable laws or regulations, or that any of our medical products are ineffective or pose an unreasonable health risk, the FDA could deem our products adulterated or misbranded, and take enforcement action against us. Possible enforcement actions include, but are not limited to: banning such medical products; detaining or seizing all adulterated or misbranded medical products; ordering recall, repair, replacement, or refund of such products; refusing to grant pending pre-market approval or 510(k) clearance applications; and/or requiring us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA and other non-U.S. government agencies may also assess civil or criminal penalties against us, our officers or employees and impose operating restrictions on a company-wide basis. The FDA may also recommend prosecution to the U.S. Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products and limit our ability to obtain future pre-market clearances or approvals, and could result in a substantial modification to our business practices and operations.

In addition, the FDA has taken the position that device manufacturers are prohibited from promoting their products other than for the uses and indications set forth in the approved product labeling, and any failure to comply could subject us to significant civil or criminal exposure, administrative obligations and costs, and/or other potential penalties from, and/or agreements with, the federal government.

Regulations regarding the development, manufacture and sale of medical devices are evolving and subject to future change. We cannot predict what impact, if any, those changes might have on our business; however, failure to comply with applicable regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

Governmental regulations outside the U.S. have, and may continue to, become increasingly stringent and common. In the European Union, for example, a new Medical Device Regulation was published in 2017 which, when it entered into full force in 2020, included significant additional premarket and post-market requirements. Penalties for regulatory non-compliance could be severe, including fines and revocation or suspension of a company's EU business license, mandatory price reductions and criminal sanctions. Future foreign governmental laws and regulations may have a material adverse effect on us.

***Defects or quality issues associated with our products could adversely affect the results of our operations.***

The design, manufacture and marketing of medical devices involve certain inherent risks. Manufacturing or design defects, component failures, unapproved or improper use of our products, or inadequate disclosure of risks or other information relating to the use of our products can lead to injury or other serious adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or as required by the FDA or similar governmental authorities in other countries), and could result, in certain cases, in the removal of a product from the market. A recall could result in significant costs and lost sales and customers, enforcement actions and/or investigations by state and federal governments or other enforcement bodies, as well as negative publicity and damage to our reputation that could reduce future demand for our products. Personal injuries relating to the use of our products can also result in significant product liability claims being brought against us. A product liability claim, regardless of its merit or outcome, could not only result in significant legal defense costs, but also have a material adverse effect on our business and reputation and ability to attract and retain customers for our products. In some circumstances, adverse events could also cause delays in regulatory approval of new products or the imposition of post-market approval requirements.

***If we are unable to protect our patents or other proprietary rights, or if we infringe the patents or other proprietary rights of others, our competitiveness and business prospects may be materially damaged.***

Patent and other proprietary rights are essential to our business. We own patents, trade secrets, trademarks and/or other intellectual property rights related to many of our products. Our success depends to a significant degree on our ability to obtain and enforce patents, both in the U.S. and in other countries. We can lose the protection afforded by these intellectual property assets through patent expirations, legal challenges or governmental action. Additionally, our intellectual property rights may be challenged or infringed upon by third parties, particularly in countries where property rights are not highly developed or protected, or we may be unable to enter into license agreements with third-party owners of intellectual property on reasonable terms. Unauthorized use of our intellectual property rights or inability to preserve existing intellectual property rights could adversely impact our competitive position and results of operations.

The patent position of a medical device company is often uncertain and involves complex legal and factual questions. Significant litigation concerning patents and products is pervasive in our industry. Patent claims include challenges to the coverage and validity of our patents on products or processes as well as allegations that our products infringe patents held by competitors or other third parties. A loss in any of these types of cases could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations. We also rely on trademarks, trade secrets and know-how to develop, maintain and strengthen our competitive positions. Third parties may know, discover or independently develop equivalent proprietary information or techniques, or they may gain access to our trade secrets or disclose our trade secrets to the public.

Furthermore, our intellectual property, other proprietary technology and other sensitive company data is potentially vulnerable to loss, damage or misappropriation from system malfunction, computer viruses, unauthorized access to our data or misappropriation or misuse thereof by those with permitted access and other events. While we have invested to protect our intellectual property, confidential information and other data, and continue to work diligently in this area, there can be no assurance that our precautionary measures will prevent breakdowns, breaches, cyber incidents or other events. Such events could have a material adverse effect on our reputation, business, financial condition or results of operations.

Misappropriation or other loss of our intellectual property from any of the foregoing would have an adverse effect on our competitive position and may cause us to incur substantial litigation costs.

***Health care policy changes and industry cost-containment measures could result in downward pricing pressure for our products and limit our sales.***

Most of our customers, and those to whom our customers supply medical devices, rely on third-party payers, including government programs and private health insurance plans, to reimburse some or all of the cost of the medical devices we manufacture. The continuing efforts of governmental authorities, insurance companies and other payers of health care costs to contain or reduce these costs and, more generally, to reform the health care system, could limit the prices we are able to charge for our products or the amounts of reimbursement available for our products or the drugs that they administer, which would put pressure on us to reduce our prices for our products and/or limit our sales. The adoption of some or all of these proposals could have a material adverse effect on our business, results of operations, financial condition and cash flows.

***The medical technology industry is very competitive and customer demands and/or new products in the marketplace could cause a reduction in demand.***

We face significant competition from a wide range of companies. These include large medical device companies with multiple product lines, some of which may have greater financial and marketing resources than we do, as well as firms that are more specialized than we are with respect to particular markets or product lines. Non-traditional entrants, such as technology companies, are also entering into the healthcare industry, some of which may have greater financial and marketing resources than we do. We also face competition from firms that are more specialized than we are with respect to particular markets. In some instances, competitors, including pharmaceutical companies, also offer, or are attempting to develop, alternative therapies for diseases that may be delivered via their own, or without, a medical device. We face competition across all our product lines and in each market in which our products are sold on the basis of product features, clinical or economic outcomes, product quality, availability, price, services and other factors. Our ability to compete is also impacted by changing customer preferences and requirements, such as increased demand for more environmentally-friendly products and for products incorporating digital capabilities, as well as changes in the ways health care services are delivered. Cost containment efforts by governments and the private sector are also resulting in increased emphasis on products that reduce costs, improve clinical results and expand patient access. Our ability to remain competitive will depend on how well we meet these changing market demands in terms of our product offerings and marketing approaches.

The medical technology industry is also subject to rapid technological change and discovery and frequent product introductions. The development of new or improved products, processes or technologies by other companies (such as needle-free injection technology) that provide better features, pricing, clinical outcomes or

***Changes in the regulation of drug products and devices may increase competitive pressure and adversely affect our business.***

An effect of the governmental regulation of our medical devices and our customers' drug products, devices, and manufacturing processes is that compliance with regulations makes it difficult to change components and devices produced by one supplier with those from another supplier, due to the large amount of data and information that customers must generate to demonstrate that the components and devices are equivalent and pose no additional risk to the patient. The regulation of our medical devices and our customers' products that incorporate our components and devices has increased over time. If the applicable regulations were to be modified in a way that reduced the level of data and information needed to prove equivalency for a change from one supplier's components or devices to those made by another, it is likely that the competitive pressure would increase and adversely affect our sales and profitability.

***Consolidation in the pharmaceutical and healthcare industries could adversely affect our future revenues and operating income.***

The pharmaceutical and healthcare industries continue to experience a significant amount of consolidation. As a result of this consolidation, competition to provide goods and services to customers has increased. In addition, group purchasing organizations and integrated health delivery networks have served to concentrate purchasing decisions for some customers, which has placed pricing pressure on suppliers. Further consolidation within the industries we serve could exert additional pressure on the prices of our products.

***Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the market price of our product could decline.***

Our financial condition and operating results have varied in the past and will continue to fluctuate from one financial period to the next due to a variety of factors, many of which are beyond our control. Factors relating to our business

that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this Form C:

- delays or failures in advancement of existing or future product candidates into clinical trials;
- our ability to manage our growth;
- our relationships, and any associated exclusivity terms, with potential partners;
- the outcomes of research programs, pre-clinical studies and clinical trials, and other product development or approval processes;
- the ability of our future partners to develop and successfully commercialize products;
- our dependence on, and the need to attract and retain, key management and other personnel;
- our ability to obtain, protect, maintain, defend and enforce our intellectual property rights;
- our ability to prevent the theft or infringement, misappropriation or other violation of our intellectual property;
- our ability to obtain additional capital that may be necessary to expand our business; and
- business interruptions such as power outages, strikes, acts of terrorism, pandemics or natural disasters.

Due to the various factors mentioned above, and others, the projected financial information included in this Form C should not be relied upon as indications of our future operating performance.

Our expenses could increase beyond our expectations if we are required by the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies to make changes to our manufacturing or quality systems in addition to those that we currently anticipate. Even if we are able to generate revenues from our agreements with future partners, if any, we may not become profitable and may need to obtain additional funding to continue operations.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").***

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S.

Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.***

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

***Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

***Investors will not have voting rights, even upon conversion of the Securities.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is

converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital

requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**BUSINESS**

**Description of the Business**

NovaXS Biotech Corp. is a medical device company.

The Company conducts business in Delaware and sells products and services through the internet throughout the United States and internationally.

NovaXS Biotech is a smart medical device company focused on advanced drug delivery and users' long-term health. Our patent-pending technology, Telosis, is a smart needle-free drug delivery platform that allows patients to self-administer medications subcutaneously or intramuscularly within 0.3 second and tracks long-term treatment progress.

**Business Plan**

We intend to generate revenue from two possible revenue sources: 1. B2B licensing: license our needle-free injection system to pharmaceutical companies to conduct a co-development of a drug-device combination product; 2. B2B2C Device sales: sell the device at a minimal cost and generate a recurring revenue from the monthly subscription model of the consumables (cartridges) and the software usage.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Telosis Smart Needle-free Drug Delivery Platform | a smart needle-free drug delivery platform that allows patients to self-administer medications subcutaneously or intramuscularly within 0.3 second and tracks long-term treatment progress | In-vitro Fertilization, Chronic Diseases that require frequent in-home injections, Regenerative Medicine |

**Competition**

Needle-free technology has been in the market for at least 50 years. It was first introduced to military as an easy-to-use emergency shot method, such as CrossJect. CrossJect is a European public company focused on single-used needle-free syringes. The technology is widely used on vaccine delivery nowadays, such as PharmaJet. PharmaJet focuses exclusively on vaccine delivery in developing countries to solve the needle contamination problem. Other players, such as Portal Instruments, are focusing on generating partnerships with pharmaceutical companies to deliver their new drug candidate. Portal Instruments has partnerships with Sanofi and Taketa, focusing on IBD diseases. NovaXS' technology, Telosis, is the only needle-free technology in the market that could satisfy subcutaneous and intramuscular injection and at the same time build a two-way communication channel between the healthcare providers and patients to manage long-term chronic diseases.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**

We license our technology to Pharmaceutical companies to conduct a co-development with their new drug candidate or sell the products to patients with self-injection needs through healthcare providers.

**Supply Chain**

We outsource the manufacturing to a FDA certified manufacturer to help us source the components of the device and build the device on its site.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 63/369,941 | NEEDLE-FREE INJECTION SYSTEM | Utility Patent | July 30, 222 | Pending | United States |
| 63/369,943 | NEEDLE-FREE INJECTION SYSTEM | Utility Patent | July 30, 2022 | Pending | United States |
| 63/369,944 | NEEDLE-FREE INJECTION SYSTEM | Utility Patent | July 30, 2022 | Pending | United States |
| 63/209,659 | NEEDLE-FREE INJECTION SYSTEM | Utility Patent | June 11, 2021 | Pending | United States |
| 202110647601.1 | NEEDLE-FREE INJECTION SYSTEM | Utility Patent | June 11, 2021 | Pending | China |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 6% | $1,500 | 6% | $74,100 |
| Technology Optimization | 25% | $6,250 | 23% | $284,050 |
| Safety & Consistency Test | 25% | $6,250 | 23% | $284,050 |
| New Hires | 25% | $6,250 | 23% | $284,050 |
| Operational Expenses | 15% | $3,750 | 14% | $172,900 |
| Reserves (Buffer) | 4% | $1,000 | 11% | $135,850 |
| **Total** | **100%** | **$25,000** | **100%** | **$1,235,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

**Technology Optimization**: If the Target Offering Amount is met, the Company will use 25% of the proceeds for technology optimization to complete the final design of our product and move from prototyping stage to production stage. If the Maximum Offering Amount is met, the Company will use 23% of the proceeds for technology optimization to complete the final design of our product and move from prototyping stage to production stage.

**Safety**: If the Target Offering Amount is met, the Company will use 25% of the proceeds for safety and consistency testing which are required by the FDA to apply for 510(k) clearance. If the Maximum Offering Amount is met, the Company will use 23% of the proceeds for safety and consistency testing which are required by the FDA to apply for 510(k) clearance.

**New Hires**: If the Target Offering Amount is met, the Company will use 25% of the proceeds for new hires in-house for the product development team and building the sales team. If the Maximum Offering Amount is met, the Company will use 23% of the proceeds for new hires in-house for the product development team and building the sales team.

**Operational Expenses**: If the Target Offering Amount is met, the Company will use 15% of the proceeds for operational expenses, including salary. If the Maximum Offering Amount is met, the Company will use 14% of the proceeds for operational expenses, including salary.

**Reserves**: If the Maximum Offering Amount is met, the Company will use 11% of the proceeds for reserves to prevent the company from running out of the money.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| "Alina" Rui Su | CEO, CFO, Treasurer | CEO, CFO, Treasurer at NovaXS Biotech (01/11/2021 - Present); Responsibilities include managing the company, creating strategies, fundraising.<br><br>Student (2018 – Present) | University of California, Berkely – Bachelors (2022); Harvard Medical School (2022 - Present) |
| Alex Zou | Co-Founder | Co-Founder at Nova XS Biotech (December 2021 - Present); Responsibilities include providing support relating to IT and technology matters<br><br>Student (2017 – Present) | University of Illinois, Urbana-Champaign Bachelor's degree of Science (2021); UC Berkeley, PhD program of computer and electro engineering (current) |
| "Jonathan" Tianyi Xing | President, COO, Secretary | President, COO, Secretary at NovaXS Biotech (01/11/2021 - Present); Responsibilities include business operations, business marketing & sales, and business development.<br><br>Beijing FRO.G Sports Management LLC (2019-2021); Responsibilities include: general management and business oversight. | University of Southern California – Bachelors (2019); University of Chicago- MBA candidate (Expected graduation in 2023) |
| Reed McCalmon | CFO | CFO at NovaXS Biotech (09/04/2021 - Present); Responsibilities include financial planning<br><br>Shore Financial Corporation – Chief Executive Officer (2015 - Present); Responsibilities include: financial management of multiple startup clients. | California State University, San Marcos – Bachelors (2009) |
| Sean McKibben | VP, Doctor Relations | VP, Doctor Relations at NovaXS Biotech (June 2022 - Present); Responsibilities include business strategy<br><br>Mount Carmel Grove City - President (2011 – 2020); Responsibilities include: leading the management and operations team. | University of Dayton – Bachelors (1993); John Carroll University – Masters (2002) |

| | | DASI Simulations - COO (2021 – Present); Responsibilities include: general management and business oversight. | |
|---|---|---|---|
| Haley E. Titus | VP, Clinical Operations | VP, Clinical Operations at NovaXS Biotech (August 2022 - Present); Responsibilities include clinical study management and planning<br><br>Affiliate Neuroimmunologist at Northwestern University (2015-2022); Responsibilities include: consulting on neuroimmunology. | Miami University – Bachelors (2007); Wright State University School of Medicine – Masters (2009); University of Cincinnati College of Medicine – PhD (2015) |

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company's authorized capital stock consists of 1,000,000 shares of common stock of which 158,273 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 158,273 shares of Common Stock will be issued and outstanding.

*Outstanding Capital Stock*

As of the date of this Form C, the Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 158,273 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 77.58% |

*Outstanding Options, SAFEs, Convertible Notes, Warrants*

As of the date of this Form C, the Company has the following additional securities outstanding:

| Type | 2021 Equity Incentive Plan |
|---|---|
| **Amount Authorized / Amount Outstanding** | 21,102 / 4,740 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 10.34% |

| Type | SAFE |
|---|---|
| **Face Value** | $950,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation Cap: $12,000,000<br>Discount: 20% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 9.50% |

| Type | SAFE |
|---|---|
| Face Value | $75,000 |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| Material Terms | mHUB Product Impact Fund I, LP, shall have the right to purchase Standard Preferred Stock representing up to 5% of the Company Capitalization in connection with any Equity Financing. |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Company may decide to issue more capital stock which may dilute the Security. |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 0.60% |

| Type | Convertible Notes |
|---|---|
| Face Value | $18,777.77 |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| Material Terms | Interest Rate: 4%<br>Maturity Date: 2025 |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Company may decide to issue more capital stock which may dilute the Security. |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 1.98% |

**Outstanding Debt**

As of the date of this Form C, the Company has no outstanding debt.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| "Alina" Rui Su | 97,275 shares of Common Stock | 61.463% |

| "Jonathan" Tianyi Xing | 37,275 shares of Common Stock | 23.55% |
|---|---|---|

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

### Cash and Cash Equivalents

As of November 30, 2022 the Company had an aggregate of $370,379.99 in cash and cash equivalents, leaving the Company with approximately 10 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

### Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

### Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

### *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

### Material Changes and Other Information

None.

### Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $180,584.70 | 154,772 shares | General Working Capital | January 11, 2021 - Present | Section 4(a)(2) |
| Common Stock | N/A – exchange for services | 3,501 shares | General Working Capital | August 18, 2022 | Section 4(a)(2) |
| SAFE | $950,000 | 6 SAFEs | General Working Capital | December 31, 2021 - August 10, 2022 | Section 4(a)(2) |
| SAFE | $75,000 | 1 SAFE | General Working Capital | October 25 2021 | Section 4(a)(2) |
| Convertible Promissory Note | $18,777.77 | 2 Notes | General Working Capital | March 24, 2022 - April 1, 2022 | Section 4(a)(2) |
| Accelerator Warrant | Right to Invest up to $250,000 | 1 Warrant | General Working Capital | July 1, 2021 | Section 4(a)(2) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

### TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On March 20, 2021 the Company and "Alina" Rui Su entered into a Restricted Stock Purchase Agreement where Ms. Su purchased 55,000 shares of the Company's Common Stock for a purchase price of $0.37 per share and an aggregate purchase price of $16,500.
- On March 20, 2021 the Company and "Jonathan" Tianyi Xing entered into a Restricted Stock Purchase Agreement where Mr. Xing purchased 45,000 shares of the Company's Common Stock for a purchase price of $0.37 per share and an aggregate purchase price of $13,500.
- On August 31, 2021 the Company and "Alina" Rui Su entered into a Restricted Stock Purchase Agreement where Ms. Su purchased 50,000 shares of the Company's Common Stock for a purchase price of $0.00176 per share and an aggregate purchase price of $88.

- On June 1, 2021, the Company entered into a 2021 Common Stockholders' Agreement with "Alina" Rui Su and "Jonathan" Tianyi Xing.
- On September 4, 2021 the Company and Reed McCalmon entered into a Restricted Stock Purchase Agreement where Mr. McCalmon purchased 2,000 shares of the Company's Common Stock for a purchase price of $0.10 per share and an aggregate purchase price of $200.
- On November 7, 2021 the Company and Sean McKibben entered into a Restricted Stock Purchase Agreement where Mr. McKibben purchased 500 shares of the Company's Common Stock for a purchase price of $0.10 per share and an aggregate purchase price of $50.
- On December 6, 2021 the Company, "Alina" Rui Su, and Jiarui Zou entered into a Common Stock Transfer Agreement where Ms. Su sold and transferred 7,725 shares of the Company's Common stock to Mr. Zou at a purchase price of $9.71 per share, for an aggregate purchase price of $75,009.75.
- On December 6, 2021 the Company, "Jonathan" Tianyi Xing, and Jiarui Zou entered into a Common Stock Transfer Agreement where Mr. Xing sold and transferred 7,725 shares of the Company's Common stock to Mr. Zou at a purchase price of $9.71 per share, for an aggregate purchase price of $75,009.75.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.novaxs.co.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


**ADDITIONAL INFORMATION**


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ "Alina" Rui Su  *Rui Alina Su*
_____
(Signature)

"Alina" Rui Su
_____
(Name)

CEO
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ "Alina" Rui Su  *Rui Alina Su*
_____
(Signature)

"Alina" Rui Su
_____
(Name)

Director
_____
(Title)

December 5, 2022
_____
(Date)

/s/ "Jonathan" Tianyi Xing  *Tianyi Xing*
_____
(Signature)

"Jonathan" Tianyi Xing
_____
(Name)

Director
_____
(Title)

December 5, 2022
_____
(Date)

***Instructions.***

1.		The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.		The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*

**NovaXS Biotech Corp.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2021



To Management
NovaXS Biotech Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.


Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 20, 2022

*Vincenzo Mongio*

## Statement of Financial Position

| | As of December 31, 2021 |
|---|---|
| ASSETS | |
| Current Assets | |
| Cash and Cash Equivalents | 297,216 |
| Total Current Assets | 297,216 |
| Non-current Assets | |
| Other Assets | - |
| Total Non-Current Assets | - |
| TOTAL ASSETS | 297,216 |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | 6,572 |
| Accrued Professional Fees | 1,300 |
| Total Current Liabilities | 7,872 |
| Long-term Liabilities | |
| SAFEs (Simple Agreements for Future Equity) | 290,000 |
| Total Long-Term Liabilities | 290,000 |
| TOTAL LIABILITIES | 297,872 |
| EQUITY | |
| Additional Paid in Capital | 61,837 |
| Common Stock | 1 |
| Accumulated Deficit | (62,494) |
| Total Equity | (656) |
| TOTAL LIABILITIES AND EQUITY | 297,216 |

## Statement of Operations

| | Year Ended December 31, 2021 |
|---|---|
| Revenue | - |
| Cost of Revenue | - |
| Gross Profit | - |
| Operating Expenses | |
| Advertising and Marketing | 1,747 |
| General and Administrative | 63,677 |
| Total Operating Expenses | 65,423 |
| Operating Income (loss) | (65,423) |
| Other Income | |
| Other | 3,000 |
| Total Other Income | 3,000 |
| Other Expense | |
| Interest Expense | 70 |
| Total Other Expense | 70 |
| Provision for Income Tax | - |
| Net Income (loss) | (62,494) |

## Statement of Cash Flows

|  | Year Ended December 31, 2021 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income (Loss) | (62,494) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Payable | 6,572 |
| Accrued Liabilities | 1,300 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 7,872 |
| Net Cash provided by (used in) Operating Activities | (54,622) |
| FINANCING ACTIVITIES | |
| Issuance of Common Stock | 1 |
| SAFEs (Simple Agreements for Future Equity) | 290,000 |
| Additional Paid in Capital | 61,837 |
| Net Cash provided by (used in) Financing Activities | 351,838 |
| Cash at the beginning of period | - |
| Net Cash increase (decrease) for period | 297,216 |
| Cash at end of period | 297,216 |

## Statement of Changes in Shareholder Equity

|  | Common Stock | | APIC | Accumulated Deficit | Total Shareholder Equity |
|---|---|---|---|---|---|
|  | # of Shares Amount | $ Amount | | | |
| Beginning Balance at 1/11/21 | - | - | - | - | - |
| Issuance of Common Stock | 154,500 | 1 | - | - | 1 |
| Additional Paid in Capital | - | - | 61,837 | - | 61,837 |
| Net Income (Loss) | - | | - | (62,494) | (62,494) |
| Ending Balance 12/31/2021 | 154,500 | 1 | 61,837 | (62,494) | (656) |

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

NovaXS Biotech Corp. ("the Company") was formed in Delaware on January 11th, 2021. NovaXS is a therapeutic startup focused on improving treatment efficacy through an advanced drug delivery platform and innovative CRISPR gene therapy nanoparticle delivery. The Company plans to earn revenue via its smart drug delivery platform that administers a narrow stream of medication without a needle in 0.3 seconds and analyzes injection data to help its customers make smarter health decisions. The Company's headquarters are in California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation plan

The Company has set aside 21,102 shares as part of its plan of which none were issued in 2021.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

**NOTE 5 – DEBT**

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2021, the Company entered into a SAFE agreement (Simple Agreement for Future Equity), totaling $250,000, with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. The agreement is subject to a valuation cap. The valuation cap of the agreement entered is $12M.

During the period ending December 31, 2021, the Company entered into a SAFE agreement (Simple Agreement for Future Equity), totaling $75,000, with a third party. $40,000 of the SAFE has been paid up-front and the remaining $35,000 will be paid at the halfway point of the program the SAFE is associated with. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event equal to $75,000, or 5% of the Company Capitalization, whichever is greater.

**NOTE 6 – EQUITY**

The Company has authorized 1,000,000 of common shares with a par value of $0.00001 per share. 154,500 shares were issued and outstanding as of 2021

**Voting:** Common stockholders are entitled to one vote per share

**Dividends:** The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 20, 2022, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity), totaling $750,000, with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. The agreements are subject to a valuation cap. The valuation cap of the agreements entered were $12M.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**NOTE 9 – RISKS AND UNCERTAINTIES**

*COVID-19*

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

# EXHIBIT B

*Form of Security*

**NOVAXS BIOTECH CORP.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2022**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], NovaXS Biotech Corp., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $14,000,000.

See <u>Section 2</u> for certain additional defined terms.

1.    *Events*

(a)    **Equity Financing**.

(i)    If an Equity Financing occurs before this instrument terminates in accordance with <u>Sections 1(b)-(d)</u> ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing.  The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)    If the Company elects to continue the term of this Crowd SAFE past the First

Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or

(ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

## 2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but

excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

### 3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

**4.   *Investor Representations***

(a)     The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder.  This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act.  The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)     The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)     The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)     The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor.  In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor.  The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)     The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)     The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)     If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)     The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)     The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5.** *Transfer Restrictions*.

(a)     The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)     The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)     Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)     There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)     The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)     The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)     If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer (**"KYC"**) and anti-money laundering (**"AML"**) policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)     The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

**6.  *Miscellaneous***

(a)     The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE.  The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)     The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)     Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)     Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)     Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)     In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)     All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)     All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)     Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)     The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)     The Investor agrees any action contemplated by this Crowd SAFE and requested by the

Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

**IN WITNESS WHEREOF**, the undersigned have caused this instrument to be duly executed and delivered.

**NOVAXS BIOTECH CORP.**

By:
Name: "Alina" Rui Su
Title: Chief Executive Officer
Address: 8 Panorama, Trabuco Canyon, CA 92679
Email: alinasu@novaxs.co


**INVESTOR:**
By:
Name:

## EXHIBIT A

### Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by NovaXS Biotech Corp. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of NovaXS Biotech Corp. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

*(Remainder of Page Intentionally Blank – Signature Page to Follow)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**INVESTOR:**                          **NOMINEE:**

                                       **Republic Investment Services LLC**

By:                                    By:

Name:                                  Name: Youngro Lee, President

Date:                                  Date:


**COMPANY:**

**NOVAXS BIOTECH CORP.**

By:

Name: "Alina" Rui Su, Chief Executive Officer

Date:

EXHIBIT C

*Video Transcript*

This video has no dialogue.

# EXHIBIT D

*"Testing the Waters" Communications*

 **Republic**

Company
Name    NovaXS Biotech Corp.

Logo

Headline    Needle-free self-injection technology | Ease of use, painless, better care

Slides



Tags    B2B, Companies, Women Founders, Pharmaceauticals & Medicine, Biotechnology, Coming Soon, Crowd SAFE

Summary

- Needle-free drug delivery, ease of use, remote treatment adherence tracking
- Wide indications, including infertility, diabetes, allergies & more
- Now finalizing prototypes | Targeting commercial launch in Q2 2024
- Secured strategic partnerships with Pharmas and Healthcare Systems
- Filed 4 intellectual properties to protect the technology
- Backed by Baxter, Edward-Elmhurst Health, mHUB, Courtyard Ventures & more
- Featured by Forbes, TechCrunch, MassDevice, UChicago and UC Berkeley

Problem

### Self-injecting medications can be uncomfortable and overwhelming

**After interviewing patients and physicians, we have discovered three common points of friction:**

- **Needle phobia:** Needles can cause psychological fear and 80% of patients prefer an alternative over needles due to the pain and skin irritation caused by the needles.
- **Complicated treatment management**: Managing the whole self-injection process, from drug preparation, and drug administration, to treatment monitoring, can be complicated.
- **Lack of treatment monitoring** : There is an addressable informational gap between the providers and patients in remote healthcare settings, potentially leading to a high administration error rate and low therapy adherence rate.

Solution

### The NovaXS needle-free injection system

**for managing and administering self-injections**

NovaXS has created a smart needle-free injection system that simplifies the medication self-administration process and improves remote treatment outcome, allowing patients to draw the medications from the vial, expel the air bubble in the cartridge, varify the dosage volume, administer the medications and track treatment progress with one simple click on the device.







Automatic loading

Dosage verification

- Treatment calendar
- Injection reminder
- Side effect reporting

# Needle-free  Ease of Use  Improved adherence

—
**NovaXS targets a wide range of indications**

- Adjustable subcutaneous/intramuscular injection setting

- Max. volume per injection: 1.2mL

- Capability to deliver viscosity up to 60cP+

- Cartridge customizable to match different delivery needs

- Prefilled cartridge or vial storage

- Injection data collection

—
Product

**Improved treatment outcome & patient experience**



NovaXS' smart needle-free injector enables patients to administer a narrow stream of medication to penetrate the skin to subcutaneous or intramsucular level of the body within 0.3 second.

Your browser does not support HTML5 video.
The pain level is much lower compared to needle injections.



needle

Needle-free

**Diffused absorption**





Before injection

After injection

Needle-free technology improves the patient experience of self-injections by completely eliminating the needles, and at the same time, it has shown a better medication absorption rate and bioavailability enhancement based on numerous researches.

Before Injection          After Injection

## Clear reduction on skin irritation

—
**Patient-centric treatment monitoring**
—









# Homepage summary

# Treatment calendar

# Injection setting

# Side effect reporting

The treatment calendar is generated based on the providers' E-prescription and an injection reminder would be sent as a push notification prior to each injection. Injection data is collected by the device to inform doctors to make more personalized treatment plan. Patients could communicate and report any side effort to doctors on their phones now.

Traction

**NovaXS**
**accomplishments to date**

- **Fundraising:** We've raised over 1M from Baxter, Edward-Elmhurst Health, and institutional VCs.
- **Market validations:** Signed 8 letters of intent with In-Vitro Fertilization clinics, including Jinxin Fertility (HKG: 1951), and a preclinical partnership with Helixmith (KOSDAQ: 084990) and QB3 Laboratory.
- **Tier-1 accelerating programs**: graduated from NSF I-Corps, mHUB MedTech Accelerator, Berkeley Skydeck Pad-13 program and USC Troylabs.



—

**Excitement acknowledged by industry leaders**





### Dave Weiner

**Program Director,
Bay Area NSF I-Corps**

"NovaXS' needle-free injection system is a promising solution to improve remote treatment outcome by eliminating administration errors and managing therapy adherence."

### Chris Holliday

**National Surrogates Advisor at Biden for President**

"Non-compliance is one of the biggest problems in American healthcare. NovaXS is addressing the problem and help both healthcare providers and patients to make better decisions based on real time treatment data."

—

**Trusted by world-famous Pharma & leading In-vitro Fetilization centers**



—

**Featured by the media as**
**"Top 6 Drug Delivery in 2022"**

We have received incredible PR coverage from leading publications, including:



Business Model

**Potential revenue from sales & licensing**

*NovaXS' needle-free injection system could generate revenue from two business models*

—

**B2B Licensing**

**B2B Licensing**

License the device to Pharmapheutical companies to conduct a co-development of a drug-device combination product.



**Pharmapheutical companies**   **Up to 100MM licensing fee**   **Exclusive revenue sharing model**

HELIXMITH   Juvena THERAPEUTICS   BAYLX Stem Cell Innovators

*(Current Partnerships)*

The licensing deal could be up to $ **100M** based on milestones according to our competitor.

—

**B2B2C device sales**

*A "Razor-Blade" business model*

## Device + Disposables + Software

| Device | | Disposables | | Software | |
|---|---|---|---|---|---|
| Price | $350 | Subscription | $59/month | Subscription | $30/month |
| COGS | $150 | COGS | $15/month | COGS | $5/month |
| Profit | $200 | Profit | $44/month | Profit | $25/month |

Pitch text

**Financial incentives (for healthcare systems)**

**$100**      **$10/month**
upon purchase      subscription

—

**…Not to mention the insurance reimbursement opportunity:**

As insurance companies are shifting from paid-for-visit to paid-for-outcome, Remote Therapeutic Monitoring (RTM) codes enables the reimbursement of medical devices that could collect remote therapy adherence data and deliver better care.

| Procedure Code | Description |
|---|---|
| ● 98975 | Remote therapeutic monitoring (eg, respiratory system status, musculoskeletal system status, therapy adherence, therapy response); initial set-up and patient education on use of equipment. |
| ● 98976 | Remote therapeutic monitoring (eg, respiratory system status, musculoskeletal system status, therapy adherence, therapy response); device(s) supply with scheduled (eg, daily) recording(s) and/or programmed alert(s) transmission to monitor respiratory system, each 30 days. |
| ● 98977 | Remote therapeutic monitoring (eg, respiratory system status, musculoskeletal system status, therapy adherence, therapy response); device(s) supply with scheduled (eg, daily) recording(s) and/or programmed alert(s) transmission to monitor musculoskeletal system, each 30 days |
| ● 98980 | Remote therapeutic monitoring treatment management services, physician or other qualified health care professional time in a calendar month requiring at least one interactive communication with the patient or caregiver during the calendar month; first 20 minutes. |
| ●+98981 | Remote therapeutic monitoring treatment management services, physician or other qualified health care professional time in a calendar month requiring at least one interactive communication with the patient or caregiver during the calendar month; each additional 20 minutes (List separately in addition to code for primary procedure). |

**RTM Billing**

| First Month | Monthly | | | |
|---|---|---|---|---|
| Initial Enrollment | Base Monthly RTM | Monitoring and Treatment Management (20 min) | Monitoring and Treatment Management (40 min) | Monitoring and Treatment Management (60 min) |
| 989X1 | 989X2 | 989X4 | 989X5 | 989X5 |
| $21 | $64 + $55 + $44 + $44 = $207 | | | |

*Calculations based on RTM reimbursement being equal to current RPM codes.*

## $2,505/user/year

Market

**Global injectable drug delivery market on the rise**

Over 21M people undergo injection therapies. The market size was valued at over $483B in 2019, and is projected to reach $1.25T by 2027.

**Initial Target Market: Infertility**

**Why IVF?**



Private Pay      Blue ocean market      Result-driven



# 24.9 Billion

## Global market

**10.1% CAGR**      **2.5M cycles**      **625K patients**

U.S.A. and China are two focused regions. The infertility rate in both countries is over 18%, but the IVF-to-infertility ratio in U.S. (28%) is almost three times higher than the ratio in China (8%). To implement the "3rd Child" Policy, Chinese government has done pilot runs to include IVF into national insurance plan. Based on Ping An Insurance (OTCMKTS: PNGAY)'s market research, the ratio would increase to 20% within three years, resulting in 9.6 million new patients annually.





**18%**
Infertility rate

**2%+**
LGBTQ+ population

**9.6 Million**
Patients growth potential

**"3rd Child"**
Govenment policy

**Future target indications**

## Diabetes
**9.1M U.S. patients required insulin treatment**

## Growth hormone
**64,600 patients annually receive HGH treatment**

## Allergy
**73% of patients have been prescribed with immunotherapy**

## Regenerative medicine
**DNA vaccine, muscular atrophy, duchenne muscular dystrophy**

Competition

**Competing needle-free products fall short**

Our positioning and intellectual property provide a strong and protected competitive advantage in the drug delivery market:

- A patient-centric approach to make self-injections as easy as making morning espresso from the coffee machine
- Unique value proposition centered around remote healthcare optimization and personalized treatment plan
- 4 pending patents on our product and technology
- In-house engineering & scientific talent to improve and diversify our technology
- Top industry-related investors and advisors to provide guidance and proper introductions

|  | CROSSJECT | PharmaJet | Portal Instruments | NovaXS |
|---|---|---|---|---|
| SC & IM injection |  |  | ✔ | ✔ |
| Prefilled cartridge | ✔ |  | ✔ | ✔ |
| Seperated medication |  | ✔ |  | ✔ |
| Automatic process |  |  |  | ✔ |
| Adherence tracking |  |  | ✔ | ✔ |
| Manufacturing cost | $20 | $100+ | $800+ | $150 |

**IP Defensibility & Core Technologies**



## Automatic medicine drawing & air expelling technology



## External motor loading base station

## Vertical alignment & safety lock

Vision And Strategy

**Targeting commercial product launch in 2025**

Within 2 years, NovaXS has built meaningful partnerships with industry leaders and is backed by one of the biggest healthcare tycoons in the world, Baxter Healthcare. NovaXS is aiming to become the most commonly-used medication self-administration monitoring platform. NovaXS is projected to hit **$97M in revenues by 2026.***

Based on comparable brands that went public or got acquired, **NovaXS should reach $500M valuation in the next 3 years** once it secures more partnerships with pharmaceutical companies and launches the product in the market (a 30x return on your investment). This will put us in a great position for **going public via IPO or to be strategically acquired**.

| 2022 Q3 | 2022 Q4 | 2023 Q3 | 2025 Q3 | 2026 Q4 |
|---------|---------|---------|---------|---------|
| 2MM Seed | Software Sales | 8MM Series A | Product launch | 97MM Revenue |
| $1.1M raised as of Q2 | Early revenue opportunity | Targeted upon completion of 510(k) | Revenue through sales | |

**Potential ROI**

## Competitor stage & valuation

 **IPOed in Europe**

 **42M raised 500M valuation**

 **42M raised 100M valuation**



## Possible exits & ROIs

 **10.5 billion USD Acquired by Baxter**

 **Acquired by Connect America**

 **400 million USD Acquired by Best Buy**

\* Click here for important information regarding Financial Projections which are not guaranteed.

Funding

**VC and health industry backing**

Prominent investors include Baxter Healthcare, Edward-Elmhust Health, NewGen Venture Partners, mHUB Product Impact Fund, Courtyard Ventures, Sean McKibben (former president at Mount Carmel Hospital) and more.



**Baxter International**

**Medical device industrial tycoon**



**Edward-Elmhurst Health**

**Top health system in the nation**



**Courtyard Ventures**

**UC Berkeley Haas School of Business VC arm**



**NewGen Venture Partners**

**Early stage international VC focused on technology**



**mHUB Impact Fund**

**Largest hardware manufacturing center in U.S.**

Founders

**Built by a group of inventors, scientists, entrepreneurs, and healthcare executives**

**with 4 successful startup exits and an average of 12 years of industry experience.**

Our founder Alina (Rui), a Harvard Medical School Bioengineering PhD candidate, has been on a journey to improve patient experience and treatment outcome via inventions. Our co-founder Jonathan (Tianyi), a MBA canddiate at University of Chicago Booth School of Business, is a serial entrepreneur with successful business exits. Our co-founder, Alex, a PhD candidate in electroengineering at UC Berkeley, has 10+ year experience in industry design.

Together, they wanted to innovate and transform the medication self-administration to deliver more personalized and better remote care.

 **Alina Su** Founder & CEO     **Jonathan Xing** Co-founder & COO     **Alex Zou** Co-founder & CTA

Summary

**Nova XS offers a compelling value proposition for all stakeholders**

We are seeking growth capital to help us **bring our cutting-edge technology to the market**. Capital raised here on Republic will be used to technology optimization, device and animal testings, and key hires. In 2022, we built our core technology recognized by MassDevice as the "**Top 6 Innovations in Drug Delivery in 2022**" with minimal team and budget. Imagine what we could do with your support!



**Pharmas**

- Wide Applications
- Improved efficiency
- Better treatment tolerance



**Insurance**

- Patient behavior data
- Adherence tracking
- Lower insurance cost



**Providers**

- Better remote care
- Fewer administration errors
- Therapy adherence tracking



## Patients

- Needle-free and painless
- Fewer skin irritations
- Personalized care

| | | | |
|---|---|---|---|
| | Jonathan Xing | Co-founder & COO | Booth MBA Candidate; Serial Entrepreneur with Successful Exit |
| | Alina Su | Founder & CEO | Harvard Medical School PhD candidate; Medical Device Inventor |
| | Alex Zou | Co-founder & Chief Technology Advisor | UC Berkeley Electroengineering PhD Candidate; Industrial Designer |
| | Reed McCalmon | CFO | 10+ years experience in biotech finance |
| | Sean McKibben | VP, Doctor Relations | Former President at Mount Carmel Hospital and University Hospitals; Entrepreneur in Medical Device |
| Team | Haley Titus, PhD | VP, Clinical Operations | Northwestern University Neurology PhD; 10+ Experience in Clinical Study Design |
| | James Wetrich | Board Advisor | Former President at Reapplix |
| | David Harrell | Board Advisor | Former Founder & CEO at OptimizeRX |
| | Irina Conboy, PhD | Board Advisor | Bioengineering Professor at UC Berkeley; Regenerative Medicine Pioneer |
| | Frederic Zussa | Board Advisor | Former Director of Corporate Strategy & Innovation at Pfizer |
| | Shuhua Zhang | Software Lead | 5+ Year Experience in Software Development; Developer with Entrepreneurial Experience |

| Perks | | |
|---|---|---|
| | $1,500 | 15-minute call with the founders |
| | $5,000 | Quarterly investor update |
| | $10,000 | Invitation to our private technology showcase event in 2023 |

 **Republic**

Company
Name       NovaXS Biotech Corp.

Logo

Headline   Needle-free self-injection technology | Ease of use, painless, better care

Slides


Tags       B2B, Companies, Women Founders, Pharmaceauticals & Medicine, Biotechnology, Coming Soon, Crowd SAFE

Summary

- Needle-free drug delivery, ease of use, remote treatment adherence tracking
- Wide indications, including infertility, diabetes, allergies & more
- Now finalizing prototypes | Targeting commercial launch in Q2 2024
- Secured strategic partnerships with Pharmas and Healthcare Systems
- Filed 4 intellectual properties to protect the technology
- Backed by Baxter, Edward-Elmhurst Health, mHUB, Courtyard Ventures & more
- Featured by Forbes, TechCrunch, MassDevice, UChicago and UC Berkeley

Problem

### Self-injecting medications can be uncomfortable and overwhelming

**After interviewing patients and physicians, we have discovered three common points of friction:**

- **Needle phobia:** Needles can cause psychological fear and 80% of patients prefer an alternative over needles due to the pain and skin irritation caused by the needles.
- **Complicated treatment management**: Managing the whole self-injection process, from drug preparation, and drug administration, to treatment monitoring, can be complicated.
- **Lack of treatment monitoring** : There is an addressable informational gap between the providers and patients in remote healthcare settings, potentially leading to a high administration error rate and low therapy adherence rate.

Solution

### The NovaXS needle-free injection system

**for managing and administering self-injections**

NovaXS has created a smart needle-free injection system that simplifies the medication self-administration process and improves remote treatment outcome, allowing patients to draw the medications from the vial, expel the air bubble in the cartridge, varify the dosage volume, administer the medications and track treatment progress with one simple click on the device.







Automatic
loading

Dosage
verification

• Treatment calendar
• Injection reminder
• Side effect reporting

# Needle-free    Ease of Use    Improved adherence

—
**NovaXS targets a wide
range of indications**

- Adjustable subcutaneous/intramuscular injection setting

- Max. volume per injection: 1.2mL

- Capability to deliver viscosity up to 60cP+

- Cartridge customizable to match different delivery needs

- Prefilled cartridge or vial storage

- Injection data collection

—
Product

**Improved treatment outcome & patient experience**



NovaXS' smart needle-free injector enables patients to administer a narrow stream of medication to penetrate the skin to subcutaneous or intramsucular level of the body within 0.3 second.

Your browser does not support HTML5 video.
The pain level is much lower compared to needle injections.



Conventional needle    Needle-free injection

Pain scale: 0-100

Anticipated
pain

Actual
pain

Patient
discomfort

pain            pain            discomfort

(Source: Inolife)



needle                    Needle-free

**Diffused absorption**

Needle-free technology improves the patient experience of self-injections by completely eliminating the needles, and at the same time, it has shown a better medication absorption rate and bioavailability enhancement based on numerous researches.

    

Before injection            After injection

**Clear reduction on skin irritation**

—
**Patient-centric treatment monitoring**
—

            

# Homepage summary
# Treatment calendar
# Injection setting
# Side effect reporting

The treatment calendar is generated based on the providers' E-prescription and an injection reminder would be sent as a push notification prior to each injection. Injection data is collected by the device to inform doctors to make more personalized treatment plan. Patients could communicate and report any side effort to doctors on their phones now.

Traction

**NovaXS**
**accomplishments to date**

- **Fundraising:** We've raised over 1M from Baxter, Edward-Elmhurst Health, and institutional VCs.
- **Market validations:** Signed 8 letters of intent with In-Vitro Fertilization clinics, including Jinxin Fertility (HKG: 1951), and a preclinical partnership with Helixmith (KOSDAQ: 084990) and QB3 Laboratory.
- **Tier-1 accelerating programs**: graduated from NSF I-Corps, mHUB MedTech Accelerator, Berkeley Skydeck Pad-13 program and USC Troylabs.

      

—

—

**Excitement acknowledged by industry leaders**



### Dave Weiner

**Program Director,
Bay Area NSF I-Corps**

"NovaXS' needle-free injection system is a promising solution to improve remote treatment outcome by eliminating administration errors and managing therapy adherence."



### Chris Holliday

**National Surrogates Advisor at Biden for President**

"Non-compliance is one of the biggest problems in American healthcare. NovaXS is addressing the problem and help both healthcare providers and patients to make better decisions based on real time treatment data."

—

**Trusted by world-famous Pharma & leading In-vitro Fetilization centers**

     

—

**Featured by the media as**
**"Top 6 Drug Delivery in 2022"**

We have received incredible PR coverage from leading publications, including:





Business Model

**Potential revenue from sales & licensing**

*NovaXS' needle-free injection system could generate revenue from two business models*

## B2B Licensing



Pharmapheutical companies



Up to 100MM licensing fee



Exclusive revenue sharing model

Phase 1: preliminary study
- component orders: 100-200K

Phase 2: R&D and regulatory
- clinical studies: 35M

Phase 3: manufacturing & distribution
- device orders: 60M

## B2B2C Device Sales

    

Device        Disposables        Software

Device purchase + monthly subscription
- Device: $350 (COGS: $150)
- Monthly fee: $89 (COGS: $20)

Profit margin (per year): 72.5%

**...Not to mention the insurance reimbursement opportunity:**

As insurance companies are shifting from paid-for-visit to paid-for-outcome, Remote Therapeutic Monitoring (RTM) codes enables the reimbursement of medical devices that could collect remote therapy adherence data and deliver better care.

| Procedure Code | Description |
|---|---|
| ● 98975 | Remote therapeutic monitoring (eg, respiratory system status, musculoskeletal system status, therapy adherence, therapy response); initial set-up and patient education on use of equipment. |
| ● 98976 | Remote therapeutic monitoring (eg, respiratory system status, musculoskeletal system status, therapy adherence, therapy response); device(s) supply with scheduled (eg, daily) recording(s) and/or programmed alert(s) transmission to monitor respiratory system, each 30 days. |
| ● 98977 | Remote therapeutic monitoring (eg, respiratory system status, musculoskeletal system status, therapy adherence, therapy response); device(s) supply with scheduled (eg, daily) recording(s) and/or programmed alert(s) transmission to monitor musculoskeletal system, each 30 days |
| ● 98980 | Remote therapeutic monitoring treatment management services, physician or other qualified health care professional time in a calendar month requiring at least one interactive communication with the patient or caregiver during the calendar month; first 20 minutes. |
| ●+98981 | Remote therapeutic monitoring treatment management services, physician or other qualified health care professional time in a calendar month requiring at least one interactive communication with the patient or caregiver during the calendar month; each additional 20 minutes (List separately in addition to code for primary procedure). |

| First Month | | RTM Billing | | |
|---|---|---|---|---|
| | Monthly | | | |
| Initial Enrollment | Base Monthly RTM | Monitoring and Treatment Management (20 min) | Monitoring and Treatment Management (40 min) | Monitoring and Treatment Management (60 min) |
| 989X1 | 989X2 | 989X4 | 989X5 | 989X5 |
| $21 | $64 + $55 + $44 + $44 = $207 | | | |

*Calculations based on RTM reimbursement being equal to current RPM codes.*

## $2,505/user/year

Market

**Global injectable drug delivery market on the rise**

Over 21M people undergo injections therapies. The total available market size was valued at over 620 billion in 2021. There is a clear trend that more injectable therapies are looking for a more convenient and effective delivery method that improves patient compliance and experience.

Pitch text

**16.3%**
**CAGR**

**$11.8B**
Needle-free injection

TAM
SAM
SOM

**$624.5B**
global injectable drug

**$220B**
global injectable biologics

**$100.8B**
Targeted therapeutic areas
- Diabetes & weight loss: 43B
- Inflammatory: 25.2B
- Reproductive health: 12.5B
- Migraine & pain: 4.3B
- Severe asthma: 6B
- Regenrative medicine: 9.8B

(Source: The Economist, DelveInsight, Global News Wire)

**Initial Target Market: Infertility**

**Why IVF?**

$ **Private Pay**    ↗ **Blue ocean market**    **Result-driven**



**24.9 Billion**

**Global market**

**10.1% CAGR**      **2.5M cycles**      **625K patients**

U.S.A. and China are two focused regions. The infertility rate in both countries is over 18%. According to Ping An Insurance (OTCMKTS: PNGAY)'s market research, there are 9.6 million increase in new patients within 3 years.





| 18% | 2%+ | 9.6 Million | "3rd Child" |
|---|---|---|---|
| Infertility rate | LGBTQ+ population | Patients growth potential | Govenment policy |



### Diabetes
9.1M U.S. patients required insulin treatment

### Growth hormone
64,600 patients annually receive HGH treatment



### Allergy
73% of patients have been prescribed with immunotherapy



### Regenerative medicine
DNA vaccine, muscular atrophy, duchenne muscular dystrophy

Competition

**Competing needle-free products fall short**

Our positioning and intellectual property provide a strong and protected competitive advantage in the drug delivery market:

- A patient-centric approach to make self-injections as easy as making morning espresso from the coffee machine
- Unique value proposition centered around remote healthcare optimization and personalized treatment plan
- 4 pending patents on our product and technology
- In-house engineering & scientific talent to improve and diversify our technology
- Top industry-related investors and advisors to provide guidance and proper introductions

## Compared to conventional needles & autoinjectors

Cost per million injections (Source: GEN)

1M USD

42-200K USD

## Sustainability & Safety
(Source: HCMS Group)

7.8 Billion needles disgarded per year

$23,820/ per nurse costs every year

839 per 1000 needlestick injuries



| | PharmaJet | Portal Instruments | NovaXS |
|---|---|---|---|
| Injection mechanism | Spring-forced | Electro-magnetic | Electro-spring forced |
| High viscosity capability | | ✓ | ✓ |
| Adjustable dosage volume | | | ✓ |
| Automatic loading | | | ✓ |
| Adherence tracking | | ✓ | ✓ |
| Manufacturing cost | $100+ | $800+ | $150 |

Patient-centricity    Automation    Adherence

**IP Defensibility & Core Technologies**







### Automatic medicine drawing & air expelling technology

### External motor loading base station

### Vertical alignment & safety lock

Vision And Strategy

**Targeting commercial product launch in Q2 2024**

Within 2 years, NovaXS has built meaningful partnerships with industry leaders and is backed by one of the biggest healthcare tycoons in the world, Baxter Healthcare. NovaXS is aiming to become the most commonly-used medication self-administration monitoring platform. NovaXS is projected to hit **$102M in EBIT by 2027.***

Based on comparable brands that went public or get acquired, NovaXS should reach 500M valuation in the next 3 years once it secures more partnerships with Pharmapheutical companies ( **CDAs signed with Eli Lilly, Merck, and Ferring Pharmaceuticals already**) and launches the product in the market (a 30x return on your investment. This will put us in a great position for **going public via IPO or to be strategically acquired**.

| 2022 Q4 | 2023 Q1 | 2023 Q3 | 2024 Q2 | 2026 Q4 |
|---|---|---|---|---|

| Early revenue | 510(k) preparation | Licensing initiated | B2B2C sales | $178M revneue |
|---|---|---|---|---|
| $137K from software sales | $7M Series A raise | Milestone-based REV: $6M (2023) | Target sales REV: $8M (2024) | Next step: insurance reimbursement |

**Potential ROI**

## Competitor stage & valuation

 **IPOed in Europe**

 **42M raised**
**500M valuation**

**PharmaJet** **42M raised**
**100M valuation**

## Possible exits & ROIs

 **Hillrom™**

**10.5 billion USD Acquired by Baxter**

**100plus**

**Acquired by Connect America**

**current health**

**400 million USD Acquired by Best Buy**



* Click here for important information regarding Financial Projections which are not guaranteed.

Funding

**VC and health industry backing**

Prominent investors include Baxter Healthcare, Edward-Elmhust Health, NewGen Venture Partners, mHUB Product Impact Fund, Courtyard Ventures, Sean McKibben (former president at Mount Carmel Hospital) and more.

**Baxter**

### Baxter International

**Medical device industrial tycoon**

**Edward-Elmhurst HEALTH**

### Edward-Elmhurst Health

**Top health system in the nation**



### Courtyard Ventures

**UC Berkeley Haas School of Business VC arm**



### NewGen Venture Partners

**Early stage international VC focused on technology**



### mHUB Impact Fund

**Largest hardware manufacturing center in U.S.**

Founders

**Built by a group of inventors, scientists, entrepreneurs, and healthcare executives**

**with 4 successful startup exits and an average of 12 years of industry experience.**

Our founder Alina (Rui), a Harvard Medical School Bioengineering PhD candidate, has been on a journey to improve patient experience and treatment outcome via inventions. Our co-founder Jonathan (Tianyi), a MBA canddiate at University of Chicago Booth School of Business, is a serial entrepreneur with successful business exits. Our co-founder, Alex, a PhD candidate in electroengineering at UC Berkeley, has 10+ year experience in industry design.

Together, they wanted to innovate and transform the medication self-administration to deliver more personalized and better remote care.

 **Alina Su**
Founder & CEO

 **Jonathan Xing**
Co-founder & COO

 **Alex Zou**
Co-founder & CTA



Summary

**Nova XS offers a compelling value proposition for all stakeholders**

We are seeking growth capital to help us **bring our cutting-edge technology to the market**. Capital raised here on Republic will be used to technology optimization, device and animal testings, and key hires. In 2022, we built our core technology recognized by MassDevice as the "**Top 6 Innovations in Drug Delivery in 2022**" with minimal team and budget. Imagine what we could do with your support!



### Pharmas

- Wide Applications
- Improved efficiency
- Better treatment tolerance



### Insurance

- Patient behavior data
- Adherence tracking
- Lower insurance cost



### Providers

- Better remote care
- Fewer administration errors
- Therapy adherence tracking

### Patients

- Needle-free and painless
- Fewer skin irritations
- Personalized care

| | | |
|---|---|---|
| Jonathan Xing | Co-founder & COO | Booth MBA Candidate; Serial Entrepreneur with Successful Exit |
| Alina Su | Founder & CEO | Harvard Medical School PhD candidate; Medical Device Inventor |
| Alex Zou | Co-founder & Chief Technology Advisor | UC Berkeley Electroengineering PhD Candidate; Industrial Designer |
| Reed McCalmon | CFO | 10+ years experience in biotech finance |
| Sean McKibben | VP, Doctor Relations | Former President at Mount Carmel Hospital and University Hospitals; Entrepreneur in Medical Device |
| Haley Titus, PhD | VP, Clinical Operations | Northwestern University Neurology PhD; 10+ Experience in Clinical Study Design |
| James Wetrich | Board Advisor | Former President at Reapplix |
| David Harrell | Board Advisor | Former Founder & CEO at OptimizeRX |
| Irina Conboy, PhD | Board Advisor | Bioengineering Professor at UC Berkeley; Regenerative Medicine Pioneer |
| Frederic Zussa | Board Advisor | Former Director of Corporate Strategy & Innovation at Pfizer |
| Shuhua Zhang | Software Lead | 5+ Year Experience in Software Development; Developer with Entrepreneurial Experience |

Team

Perks

$1,500   15-minute call with the founders
$5,000   Quarterly investor update
$10,000 Invitation to our private technology showcase event in 2023

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment  here.